EXHIBIT 99.1

Almaden Announces Results of Annual General Meeting; Provides Update on Ixtaca Project

VANCOUVER, British Columbia, June 27, 2019 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; NYSE American: AAU) is pleased to provide the results of its Annual General Meeting (“AGM”) held on June 26, 2019, and to update progress at the Ixtaca Project.

2019 AGM

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	35,782,522	(85.67%)	5,984,576	(14.33%)
Morgan Poliquin	35,781,222	(85.67%)	5,985,876	(14.33%)
Gerald G. Carlson	35,775,422	(85.65%)	5,991,676	(14.35%)
John (Jack) McCleary	35,805,997	(85.73%)	5,961,101	(14.27%)
Elaine Ellingham	41,343,481	(98.99%)	423,617	(1.01%)
Mark T. Brown	33,033,059	(79.09%)	8,734,039	(20.91%)
William J. Worrall	35,764,653	(85.63%)	6,002,445	(14.37%)

A total of 73,753,595 common shares, representing 66.01% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also voted 98.85% in favour of appointing Davidson & Company LLP as auditors of the Company for the ensuing year.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

Ixtaca Project Update - Permitting

As noted previously, Almaden’s current focus at Ixtaca relates to permitting and project financing activities. Review by Mexican authorities of Almaden’s environmental permit application (Manifestación de Impacto Ambiental, or “MIA”) continues in the normal course, and recently SEMARNAT, Mexico’s environmental authority, completed its public information meeting in the town of Santa Maria. Key aspects of the Ixtaca project which were addressed during this technical meeting include the following:

  The mine plan avoids existing local domestic water sources;
  Mine processing plant water needs are met by collecting and storing runoff water;
  Local water resources are currently underutilized. Rainfall in the Ixtaca project vicinity falls primarily during a relatively short rainy season, and with no local water storage facilities in the project area the flash flows of water are lost to communities;
  The Ixtaca project development plan includes a new water storage reservoir that, based on current water balance planning, could enhance community water by adding more than 2,000 m3 per day of water supply for community use;
  The water storage reservoir is being engineered as a permanent structure to serve the local area after mine closure;
  The use of a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste rock disposal areas;
  Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings, and these studies have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated;
  Ixtaca ore is very well suited to x-ray ore-sorting which will reduce process tailings, process water usage, process energy requirements, and CO2 emissions.

This meeting was very well attended by local people. Almaden looks forward to the next steps in the MIA process and anticipates receiving the MIA permit some time during Q4 2019.

Project Financing

Regarding project financing activities, Almaden is actively engaged in discussions with several potential financing parties and is encouraged by the level of interest shown in the project. The Company is focused on identifying a strong partner or partners with whom to advance Ixtaca on a basis which clearly adds value for shareholders. We look forward to updating shareholders as discussions advance.

Legal Challenge against Government of Mexico

Finally, further to Almaden’s press release of April 15, 2019 regarding a decision by a lower court in Puebla State concerning Mexico’s mineral title system, Almaden is pleased to note that Mexico’s Federal Congress, Senate, and Ministry of the Economy each filed appeals against this decision. Almaden has also filed an appeal against the decision, as an “interested party” in the action.

Duane Poliquin, Chairman of Almaden, stated "Over the past several years we have worked to build a project with a robust resource, a limited environmental footprint, and a solid base of local community support. We are optimistic that in the near future we will have a fully permitted project and access to the funding necessary to commence construction. Once in operation, Ixtaca will be a robust producer of over 170,000 ozs per year gold equivalent, or almost 13 million ozs per year silver equivalent, over an 11 year mine life. Our aim is that Ixtaca becomes another showcase of how modern mining can deliver positive results for shareholders as well as local communities and host governments. We look forward to working with all groups that share this vision over the coming months and years.”

Tracey Meintjes, P.Eng., a qualified person (“QP”) under the meaning of NI 43-101, and Principal of Moose Mountain Technical Services, reviewed the technical information in this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding the outcome of legal actions, disclosure regarding the Ixtaca project permitting process, and disclosure regarding potential project financing, and is based on assumptions about future economic conditions and courses of action; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success of exploration, development and environmental protection and remediation activities; permitting time lines and requirements; requirements for additional capital; the potential effect of proposed notices of environmental conditions relating to mineral claims; planned exploration and development of properties and the results thereof; planned expenditures and budgets and the execution thereof. In certain cases, in preparing the Forward-Looking Information in this news release, the Company has applied several material assumptions, including, but not limited to, that the Government of Mexico will continue to take the same positions with respect to mineral tenure in any appeal as it did before the lower court, any additional financing needed will be available on reasonable terms; the exchange rates for the U.S., Canadian, and Mexican currencies will be consistent with the Company’s expectations; the taxation policies which will apply to the Ixtaca Project will be consistent with the Company’s expectations, that the current exploration, development, environmental and other objectives concerning the Ixtaca Project can be achieved and that its other corporate activities will proceed as expected; that the current price and demand for gold and silver will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner, that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated, and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Ixtaca Project will be obtained in a timely manner and on acceptable terms; the continuity of the price of gold and silver, economic and political conditions and operations. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in exploration programs based upon results of exploration; changes in estimated mineral reserves or mineral resources; future prices of metals; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; failure of the Rock Creek Mill to arrive on site or operate as expected; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Mexican rules and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; fluctuations in mineral prices; the Company’s dependence on one mineral project; the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits; the Company’s lack of operating revenues; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; estimates used in financial statements proving to be incorrect; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/